Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

STEPHEN M. LEITZELL

stephen.leitzell@dechert.com
+1 215 994 2621 Direct
+1 215 655 2621 Fax

VIA EDGAR

May 7, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:       Mr. Jim B. Rosenberg

Ms. Tabatha Akins

Mr. Joel Parker

RE:         Select Medical Holdings Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 26, 2013

File No. 001-34465

Dear Mr. Rosenberg:

On behalf of Select Medical Holdings Corporation (the “Company”), we acknowledge receipt of the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 2, 2013 (the “Comment Letter”), with respect to Form 10-K of the Company for the Fiscal Year Ended December 31, 2013, filed with the Commission by the Company on February 26, 2013 (File No. 001-34465).

As I discussed with Ms. Akins yesterday, the Company intends to submit its response to the Staff’s comment on or before May 30, 2013, which is ten additional business days from the date by which a response was originally requested in the Comment Letter.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (215) 994-2621.  Thank you for your cooperation and attention to this matter.

Sincerely,

Stephen M. Leitzell

SML/pjh